Exhibit 99.1
EXECUTION COPY
$150,000,000
SHIP FINANCE INTERNATIONAL LIMITED
4.875% CONVERTIBLE SENIOR NOTES DUE 2023
UNDERWRITING AGREEMENT
April 19, 2018

April 19, 2018
Morgan Stanley & Co. LLC
Jefferies LLC
Citigroup Global Markets Inc.
As representatives of the several underwriters named in Schedule I hereto
c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
c/o Jefferies LLC
520 Madison Avenue
New York, New York 10022
c/o Citigroup Global Markets Inc.
388 Greenwich Street
 New York, New York 10013
Ladies and Gentlemen:
Ship Finance International Limited, a Bermuda exempted company (the "Company"), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the "Underwriters") $150,000,000 aggregate principal amount of its 4.875% Convertible Senior Notes due 2023 (the "Firm Securities") to be issued pursuant to the provisions of a base indenture dated as of October 5, 2016 (the "Base Indenture") between the Company and U.S. Bank National Association as Trustee (the "Trustee") and a supplemental indenture to be dated as of April 23, 2018 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). The Company also proposes to issue and sell to the Underwriters not more than an additional $22,500,000 aggregate principal amount of its 4.875% Convertible Senior Notes due 2023 (the "Additional Securities") if and to the extent that Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc. as representatives of the several Underwriters (the "Representatives"), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such 4.875% Convertible Senior Notes due 2023 granted to the Underwriters in Section 2 hereof. The Firm Securities and the Additional Securities are hereinafter collectively referred to as the "Securities." The Securities will be convertible into cash and duly and validly issued, fully paid and non-assessable shares of the Company's par value U.S. $0.01 per share (the "Common Stock") including any such shares issuable upon conversion in connection with a "make-whole fundamental change" (as defined in the Prospectus (as defined herein)) (such shares, the "Underlying Securities").

Concurrently with the issuance of the Securities, up to 7,000,000 shares of Common Stock (the "Loaned Shares") are being loaned by SFL Capital II Ltd., a Bermuda exempted Company ("SFLC"), and a wholly-owned subsidiary of the Company, to the Representatives or their affiliates (the "Borrowers") pursuant to and upon the terms set forth in the separate share lending agreements (the "Share Lending Agreements") dated as of April 19, 2018, among the Company, SFLC and each Borrower. This Agreement, the Indenture, the Share Lending Agreements and the Securities are collectively referred to herein as the "Documents," and the transactions contemplated hereby and thereby are collectively referred to herein as the "Transactions."
The Company has filed with the Securities and Exchange Commission (the "Commission") an automatic shelf registration statement on Form F-3 (File No. 333-213782), including a base prospectus (the "Base Prospectus"), relating to the Securities and the Underlying Securities. The registration statement, as amended at the time it became effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act of 1933, as amended (the "Securities Act"), is hereinafter referred to as the "Registration Statement"; any prospectus supplement to the Base Prospectus in preliminary form that describes the Securities and the Underlying Securities and the offering thereof and is used prior to the filing of the Prospectus (as defined below), together with the Base Prospectus, is called a "preliminary prospectus"; the final prospectus supplement to the Base Prospectus that describes the Securities and the Underlying Securities and the offering thereof, together with the Base Prospectus, in the form first used to confirm sales of Securities (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the "Prospectus." If the Company has filed an abbreviated registration statement to register additional shares of Common Stock pursuant to Rule 462(b) under the Securities Act (the "Rule 462 Registration Statement"), then any reference herein to the term "Registration Statement" shall be deemed to include such Rule 462 Registration Statement.
For purposes of this Agreement, "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act, "Time of Sale Prospectus" means the preliminary prospectus together with the documents and pricing information set forth in Schedule II hereto, "broadly available road show" means a "bona fide electronic road show" as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person, and "Applicable Time" means 9:00 a.m. (New York City time) on April 19, 2018. As used herein, the terms "Registration Statement," "preliminary prospectus," "Time of Sale Prospectus" and "Prospectus" shall include the documents, if any, incorporated by reference therein as of the date hereof. The terms "supplement," "amendment" and "amend" as used herein with respect to the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are deemed to be incorporated by reference therein.

1.          Representations and Warranties of the Company.
(a)          The Company represents and warrants to, and agrees with, each Underwriter that, as of the date hereof, as of the Closing Date (as defined below), and as of each Option Closing Date (as defined below), if any:
(i)     Compliance with Registration Requirements. The Registration Statement has become effective under the Securities Act. The Company has complied, to the Commission's satisfaction, with all requests of the Commission for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company's knowledge, contemplated. The Company has complied with each request (if any) from the Commission for additional information. At the time the Company's Annual Report on Form 20-F for the year ended December 31, 2017 (the "Annual Report") was filed with the Commission, or, if later, at the time the Registration Statement was originally filed with the Commission, as well as at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Securities Act) made any offer relating to the Securities and the Underlying Securities in reliance on the exemption of Rule 163 under the Securities Act, the Company was a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act. The Registration Statement is an "automatic shelf registration statement," as defined in Rule 405 under the Securities Act, and became automatically effective upon its filing on September 26, 2016. The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) under the Securities Act objecting to the Company's use of the automatic shelf registration form. The Company meets the requirements for use of Form F-3 under the Securities Act specified in FINRA Conduct Rule 5110(b)(7)(C)(i).
(ii)     Disclosure. Each preliminary prospectus the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, complied in all material respects with the requirements of the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the Closing Date and any Option Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus, as of its date, did not, and at the Closing Date and any Option Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the Prospectus or the Time of Sale Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to the Underwriter Information (as defined below). There are no contracts or other documents required to be described in the Time of Sale Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statement which have not been described or filed as required.
(iii)     Distribution of Offering Material by the Company. Prior to the completion of the Underwriters' distribution of the Securities, the Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Time of Sale Prospectus, the Prospectus or any free writing prospectus reviewed and consented to by the Representatives, the free writing prospectuses, if any, identified on Schedule II hereto.
(iv)     Trust Indenture Act. The Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder (collectively, the "Trust Indenture Act").
(v)     Issuer Free Writing Prospectuses; Road Show. As of the determination date referenced in Rule 164(h) under the Securities Act, the Company was not, is not or will not be (as applicable) an "ineligible issuer" in connection with the offering of the Securities and the Underlying Securities pursuant to Rules 164, 405 and 433 under the Securities Act. Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act, including timely filing with the Commission or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities and the Underlying Securities did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Prospectus or any preliminary prospectus and not superseded or modified. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior written consent, prepare, use or refer to, any free writing prospectus. Each Road Show, when considered together with the Time of Sale Prospectus, did not, as of the Applicable Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(vi)     Documents Incorporated by Reference. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, Time of Sale Prospectus or Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply, in all material respects with the requirements of the Exchange Act and did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. There are no contracts or other documents required to be described in such incorporated documents or to be filed as exhibits to such incorporated documents which have not been described or filed as required.
(vii)     Accuracy of Statements. The statements set forth or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the captions "Description of Notes," "Description of Share Lending Agreements" and "Description of Capital Stock" insofar as they purport to constitute a summary of the terms of the Securities, the Share Lending Agreements and the Common Stock, respectively, and under the captions "Risk Factors," "Taxation," "Underwriting," "Information on the Company - Business Overview" and "Additional Information" insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair and accurate in all material respects.
(viii)     Reporting Compliance. The Company is subject to, and is in full compliance in all material respects with, the reporting requirements of Section 13 and Section 15(d), as applicable, of the Exchange Act. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. or non-U.S. federal, state, local or other governmental or regulatory authority, governmental or regulatory agency or body, court, arbitrator or self-regulatory organization (each, a "Governmental Authority") is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the Transactions, except such as have been already obtained or as may be required under the Securities Act, the rules of the New York Stock Exchange (the "NYSE"), state securities laws or the rules of Financial Industry Regulatory Authority, Inc. ("FINRA") or the Companies Act 1981 of Bermuda.
(ix)     Preparation of the Financial Statements; Non-GAAP Financial Measures. The audited consolidated financial statements and related notes and supporting schedules of the Company and its subsidiaries contained or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus (the "Financial Statements") present fairly the financial position, results of operations, changes in stockholders' equity and cash flows of the Company and its consolidated subsidiaries, as of the respective dates and for the respective periods to which they apply and have been prepared in accordance with generally accepted accounting principles of the United States ("GAAP"), applied on a consistent basis throughout the periods involved, and the requirements of Regulation S-X under the Securities Act ("Regulation S-X"). The financial data set forth under the caption "Prospectus Supplement Summary — Summary Historical Financial Information" in the Registration Statement, the Time of Sale Prospectus and the Prospectus has been prepared on a basis consistent with that of the Financial Statements and present fairly the financial position and results of operations of the Company and its consolidated subsidiaries as of the respective dates and for the respective periods indicated. All other financial, statistical and market and industry data and forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus are fairly and accurately presented, are based on or derived from sources that the Company believes to be reliable and accurate and are presented on a reasonable basis. No other financial statements or supporting schedules are required to be included in the Registration Statement, Time of Sale Prospectus or Prospectus. All disclosures contained in the Registration Statement, the Time of Sale Prospectus or the Prospectus, or incorporated by reference therein, regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the SEC) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.
(x)     Disclosure Controls and Procedures. The Company and its subsidiaries maintain an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act. The statements relating to disclosure controls and procedures made by the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company in the certifications required by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith are complete and correct.
(xi)     Independent Accountants. MSPC Certified Public Accountants and Advisors, P.C., who have certified and expressed their opinion with respect to the financial statements including the related notes thereto and supporting schedules contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, are (i) an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and as required by the Securities Act, (ii) in compliance with the applicable requirements relating to the qualification of accountants Regulation S-X and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board (United States) whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn.
(xii)     No Material Adverse Change. Subsequent to the respective dates as of which information is contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) neither the Company nor any of its subsidiaries has incurred any liabilities, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, or has entered into any material transactions not in the ordinary course of business, (ii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries, or any payment of or declaration to pay any dividends or any other distribution with respect to the Company, and (iii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole.
(xiii)     Rating Agencies. No "nationally recognized statistical rating organization" (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Company or any of its subsidiaries or to any securities of the Company or any of its subsidiaries or (ii) has indicated to the Company that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Company or any of its subsidiaries or any securities of the Company or any of its subsidiaries.
(xiv)     Incorporation and Good Standing of the Company and the Subsidiaries. The Company and each of the Company's "significant subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X) (each, a "Subsidiary" and, collectively, the "Subsidiaries") (i) has been duly organized or formed, as the case may be, is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets as described in the Registration Statement, in the Time of Sale Prospectus and in the Prospectus and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such businesses or the ownership or leasing of such properties requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, (B) the ability of the Company or any subsidiary to perform its obligations in all material respects under any Document, (C) the validity or enforceability of any of the Documents, or (D) the consummation of any of the Transactions (each, a "Material Adverse Effect").
(xv)     Subsidiaries. Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, all of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of all liens, security interests, mortgages, pledges, charges, equities, claims or restrictions on transferability or encumbrances of any kind (collectively, "Liens"). The Company does not own or control, directly or indirectly, any corporation, association or other entity other than (i) the subsidiaries listed in Exhibit 8.1 to the Annual Report and (ii) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.
(xvi)     Capitalization and Other Capital Stock Matters. All of the issued and outstanding shares or other equity interests of the Company have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive or similar rights. The Securities, the Underlying Securities and all other issued and outstanding shares or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus. None of the outstanding shares of Common Stock was issued in violation of any preemptive rights or other similar rights granted by the Company to any securityholder of the Company. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there are no outstanding (A) options, warrants, preemptive rights, rights of first refusal or other rights to purchase from the Company or any of the Subsidiaries, (B) agreements, contracts, arrangements or other obligations of the Company or any of the Subsidiaries to issue or (C) other rights to convert any obligation into or exchange any securities for, in the case of each of clauses (A) through (C), shares of or other ownership or equity interests in the Company or any of the Subsidiaries.
(xvii)     Legal Power and Authority. The Company has all necessary power and authority to execute, deliver and perform their respective obligations under the Documents and to consummate the Transactions.
(xviii)     This Agreement, the Indenture and the Share Lending Agreements. This Agreement has been duly and validly authorized, executed and delivered by the Company. The Indenture has been duly and validly authorized by the Company and, at the Closing Date and any

Option Closing Date, will have been duly executed and delivered by the Company and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought. On the Closing Date, the Indenture will be duly qualified under the Trust Indenture Act. The Share Lending Agreements have been duly and validly authorized, executed and delivered by the Company. Each Share Lending Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, solvency and similar laws affecting creditors' rights generally and equitable principles of general applicability. When executed and delivered, this Agreement, the Indenture and each Share Lending Agreement will conform in all material respects to the descriptions thereof in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(xix)     The Securities. The Securities have each been duly and validly authorized by the Company and, when issued and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, the Indenture and the Share Lending Agreements, will have been duly executed, authenticated, issued and delivered and will constitute legal, valid and binding obligations of the Company, entitled to the benefit of the Indenture, and enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought. When executed and delivered, the Securities will conform in all material respects to the descriptions thereof in the Registration Statement, the Time of Sale Prospectus and the Prospectus and will be in the form contemplated by the Indenture.
(xx)     The Underlying Securities. The Underlying Securities have been duly and validly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights. No holder of the Underlying Securities will be subject to personal liability by reason of being such a holder. The Underlying Securities conform in all material respects to the descriptions thereof in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(xxi)     Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement.
(xxii)     Compliance with Existing Instruments. Neither the Company nor any of its subsidiaries is (i) in violation of its certificate of incorporation, by-laws or other organizational documents (the "Charter Documents"); (ii) in violation of any U.S. or non-U.S. federal, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, "Applicable Law") of any Governmental Authority, applicable to any of them or any of their respective properties; or (iii) in breach of or default under any bond, debenture, note, loan or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, the "Applicable Agreements"); except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There exists no condition that, with the passage of time or otherwise, would constitute (a) a violation of such Charter Documents or applicable laws, (b) a breach of or default or a "Debt Repayment Triggering Event" (as defined below) under any Applicable Agreement or (c) result in the imposition of any penalty or the acceleration of any indebtedness, except, in the case of clauses (b) and (c), for such breaches, defaults, penalties or the acceleration of indebtedness that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a "Debt Repayment Triggering Event" means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries or any of their respective properties.
(xxiii)     Compliance with Laws. The Company and its subsidiaries have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance could not be expected, individually or in the aggregate, to have a Material Adverse Effect.

(xxiv)     No Conflicts. Neither the execution, delivery or performance of the Documents nor the consummation of any of the Transactions (including the use of proceeds from the sale of the Securities or the Underlying Securities as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds") will conflict with, violate, constitute a breach of or a default (with the passage of time or otherwise) or a Debt Repayment Triggering Event under, or result in the imposition of a Lien on any assets of the Company or any of its subsidiaries or the imposition of any penalty or a Debt Repayment Triggering Event under or pursuant to (a) the Charter Documents, (b) any Applicable Agreement, (c) any Applicable Law or (d) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Company (except, with respect to clauses (b), (c) and (d) above, for such violations, breaches, defaults, Debt Repayment Triggering Events, Liens or impositions that would not, singly or in the aggregate, result in a Material Adverse Effect).
(xxv)     No Consents. No consent, approval, authorization, order, filing or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of the Documents or the consummation of any of the Transactions (including the use of proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds"), except (i) those that have been official or made, as the case may be, that are in full force and effect and (ii) as may be required under the securities or "Blue Sky" laws of U.S. state or non-U.S. jurisdictions or other non-U.S. laws applicable to the purchase of the Securities outside the U.S. in connection with the Transactions.
(xxvi)     No Material Actions or Proceedings. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there is no action, suit, proceeding, inquiry or investigation brought by or before any governmental entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated by this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject, including ordinary routine litigation incidental to the business, if determined adversely to the Company, could not be expected to have a Material Adverse Effect. No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the knowledge of the Company, is threatened or imminent, which, in either case, would result in a Material Adverse Effect.
(xxvii)     All Necessary Permits. Each of the Company and its subsidiaries possess all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all Governmental Authorities, presently required or necessary to own or lease, as the case may be, and to operate its properties and to carry on its businesses as now or proposed to be conducted as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus ("Permits"), except where the failure to possess such Permits would not, individually or in the aggregate, have a Material Adverse Effect; each of the Company and its subsidiaries has fulfilled and performed all of its obligations with respect to such Permits; no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or has resulted, or after notice or lapse of time would reasonably be expected to result, in any other material impairment of the rights of the holder of any such Permit; and none of the Company or its subsidiaries has received or has any reason to believe it will receive any notice of any proceeding relating to revocation or modification of any such Permit, except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus or except where such revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect.
(xxviii)     Title to Properties. Each of the Company and its subsidiaries has good, marketable and valid title to all real property owned by it and good title to all personal property owned by it and good and valid title to all leasehold estates in real and personal property being leased by it and, as of the Closing Date and any Option Closing Date, will be free and clear of all Liens other than Permitted Liens, except such as (A) are described in the Registration Statement, the Time of Sale Prospectus and the Prospectus and (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company of any of its subsidiaries or the ability of the Company to perform its obligations under the Documents. All Applicable Agreements to which the Company or any of its subsidiaries is a party or by which any of them is bound are valid and enforceable against each of the Company or such subsidiary, as applicable, and are valid and enforceable against the other party or parties thereto and are in full force and effect with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.
(xxix)     Tax Law Compliance. All Tax (as hereinafter defined) returns required to be filed by the Company and each of its subsidiaries have been filed and all such returns are true, complete and correct in all respects except insofar as the failure to file such returns would not result in a Material Adverse Effect. All material Taxes that are due from the Company and its subsidiaries have been paid other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with GAAP, applied on a consistent basis throughout the periods involved. To the knowledge of the Company, after due inquiry, there are no actual or proposed Tax assessments against the Company or any of its subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect. The accruals on the books and records of the Company and its subsidiaries in respect of any Tax liability for any period not finally determined are adequate to meet any assessments of Tax for any such period, except to the extent of any inadequacy that would not result in a Material Adverse Effect. For purposes of this Agreement, the terms "Tax" and "Taxes" shall mean all U.S. and non-U.S. federal, state, local and taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto.
(xxx)     Intellectual Property Rights. Each of the Company and its subsidiaries owns, or is licensed under, and has the right to use, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, domain names and trade names (collectively, "Intellectual Property") necessary for the conduct of its businesses and, as of the Closing Date and any Option Closing Date, the Intellectual Property, if any, will be free and clear of all Liens, other than Permitted Liens. The Company is not a party to, or bound by, any options, licenses or agreements with respect to the intellectual property rights of any other person or entity that are necessary to be described in the Registration Statement, Time of Sale Prospectus or Prospectus to avoid a material misstatement or omission and are not described therein. No claims or notices of any potential claim have been asserted by any person challenging the use of any such Intellectual Property by the Company or any of its subsidiaries or questioning the validity or effectiveness of any Intellectual Property or any license or agreement related thereto, other than any claims that, if successful, would not, individually or in the aggregate, have a Material Adverse Effect. None of the intellectual property used by the Company or any of its subsidiaries has been obtained or is hereby used by the Company or any of its subsidiaries in violation of any contractual obligation binding on the Company or any of its subsidiaries or, to the Company or any of its subsidiaries' knowledge, its officers, directors or employees or otherwise in violation of the rights of any person.

(xxxi)     Title to Vessels. All of the vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus are owned directly (or as set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus) by subsidiaries of the Company; each of the vessels listed on Schedule III hereto, as well as each of the 15 feeder size container vessels that the Company agreed to acquire in March 2018 (collectively, the "Owned Vessels") has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule III (with respect to the vessels listed therein) in the sole ownership of the subsidiary of the Company set forth opposite its name on Schedule III hereto (with respect to the vessels listed therein); each such subsidiary of the Company has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each subsidiary of the Company that owns an Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.
(xxxii)     Vessel Compliance. Each Owned Vessel is operated in compliance with the applicable rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(xxxiii)     Vessel Classification. Each Owned Vessel is classed by a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations, except where such failure to be classed would not have, individually or in the aggregate, a Material Adverse Effect.
(xxxiv)     Absence of Vessel Loss. Since the date of the last audited Company financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) there has not been a material partial loss or total loss of or to any of the Owned Vessels, whether actual or constructive, (ii) no Owned Vessel has been arrested or requisitioned for title or hire and (iii) neither the Company nor any of the subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.
(xxxv)     Absence of Vessel Contract Modification. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, none of the contracts or agreements filed as an exhibit to the Registration Statement have been terminated (other than by its own terms), amended, modified, supplemented or waived; neither the Company nor any subsidiary has sent or received any communication regarding the termination, amendment, modification, supplementation or waiver of, or an intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement; and no such termination, amendment, modification, supplementation or waiver, or intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement has been threatened by the Company or any subsidiary or, to the knowledge of the Company, any other party to any such contract or agreement.
(xxxvi)     ERISA Matters. The Company and its subsidiaries and any "employee benefit plan" (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, "ERISA")) established or maintained by the Company, its subsidiaries or their "ERISA Affiliates" (as defined below) are in compliance in all material respects with ERISA. "ERISA Affiliate" means, with respect to the Company or any of its subsidiaries, any member of any group of organizations described in Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986 (the "Code") of which the Company or such subsidiary is a member. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, no "reportable event" (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, no "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such "employee benefit plan" were terminated, would have any "amount of unfunded benefit liabilities" (as defined under ERISA). Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "employee benefit plan" or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each employee benefit plan established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.
(xxxvii)     Labor Matters. (i) The Company is not party to or bound by any collective bargaining agreement with any labor organization; (ii) there is no union representation question existing with respect to the employees of the Company, and, to the knowledge of the Company, after due inquiry, no union organizing activities are taking place that, could, individually or in the aggregate, have a Material Adverse Effect; (iii) to the knowledge of the Company, after due inquiry, no union organizing or decertification efforts are underway or threatened against the Company; (iv) no labor strike, work stoppage, slowdown or other material labor dispute is pending against the Company, or, to the Company's knowledge, after due inquiry, threatened against the Company; (v) there is no worker's compensation liability, experience or matter that could be reasonably expected to have a Material Adverse Effect; (vi) to the knowledge of the Company, after due inquiry, there is no threatened or pending liability against the Company pursuant to the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local law; (vii) there is no employment-related charge, complaint, grievance, investigation, unfair labor practice claim or inquiry of any kind, pending against the Company that could, individually or in the aggregate, have a Material Adverse Effect; (viii) to the knowledge of the Company, after due inquiry, no employee or agent of the Company has committed any act or omission giving rise to liability for any violation identified in subsections (vi) and (vii) above, other than such acts or omissions that would not, individually or in the aggregate, have a Material Adverse Effect; and (ix) no term or condition of employment exists through arbitration awards, settlement agreements or side agreement that is contrary to the express terms of any applicable collective bargaining agreement.

(xxxviii)     Environmental Laws. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is, or has been, in violation of any international, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, and including conventions adopted by the International Maritime Organization, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials, oily bilge water, harmful organisms or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws, (E) neither the Company nor any of its subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and (F) neither the Company nor its subsidiaries reasonably anticipates material capital expenditures relating to any Environmental Laws.
(xxxix)     Environmental Compliance Review. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for environmental remediation, for closure of properties or for compliance with Environmental Laws, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.
(xl)     Insurance. Each of the Company and its subsidiaries are insured by recognized, financially sound and reputable institutions (which term shall include protection and indemnity insurance clubs) with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses, including, but not limited to, policies covering their personnel, operations, business and real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. There are no material claims by the Company or any of its subsidiaries under any insurance policy or instrument as to which any insurance company or mutual protection and indemnity association is denying liability or defending under a reservation of rights clause; none of the Company or any of its subsidiaries is currently required to make any material payment, or is aware of any facts that would require it to make any material payment, in respect of a call by, or a contribution to, any mutual protection and indemnity association. The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
(xli)     Foreign Private Issuer. The Company is a "foreign private issuer" as defined in Rule 405 of the Securities Act.
(xlii)     Dividends and Other Distributions. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, all interest, dividends and other distributions declared and payable on the Securities or any Underlying Securities may under the current laws and regulations of Bermuda be paid in United States dollars and may be freely transferred out of Bermuda, and all such interest, dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, duty, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchanges authorities in Bermuda.
(xliii)     Bermuda Monetary Authority. To ensure the legality, validity, enforceability and admissibility into evidence of each of the Documents and any other document to be furnished hereunder in

Bermuda, it is not necessary that the Documents, the Underlying Securities or such other document be filed or recorded with any court or other authority in Bermuda or any stamp or similar tax be paid in Bermuda on or in respect of the Documents or any such other document except that the consent of the Bermuda Monetary Authority is required and has been obtained for the sale and subsequent transferability of the Securities and the Underlying Securities provided the Underlying Securities remain listed on the NYSE or another appointed stock exchange.
(xliv)     Accounting System. The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls and procedures sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. The Company's independent auditors and board of directors have been advised of: (i) all "material weaknesses" and "significant deficiencies" (each, as defined in Rule 12b-2 of the Exchange Act), if any, in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company's internal controls (whether or not remediated); all such material weaknesses and significant deficiencies, if any, have been disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus in all material respects; and since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.
(xlv)     Use of Proceeds; Solvency; Going Concern. On the Closing Date and any Option Closing Date, after giving pro forma effect to the offering of the Securities and the use of proceeds therefrom described under the caption "Use of Proceeds" in the Registration Statement, the Time of Sale Prospectus and the Prospectus, and for a period of twelve months following any Closing Date and Option Closing Date, taking into consideration the company's future obligations, its assets and liabilities contingent or otherwise, its actual and projected cash flow, income and expenses, the Company (a) will be Solvent (as hereinafter defined), (b) will have sufficient capital for carrying on its business and

(c) expects to be able to pay its debts as they mature. As used in this paragraph, the term "Solvent" means, with respect to a particular date, that on such date (i) the present fair market value (or present fair saleable value) of the assets of the Company is not less than the total amount required to pay the liabilities of the Company on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) the Company is and will be able to pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; and (iii) assuming consummation of the issuance of the Securities as contemplated by this Agreement and the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature.
(xlvi)     No Price Stabilization; Compliance with Regulation M. Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Securities, the Common Stock or of any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) with respect to the Securities or Common Stock, whether to facilitate the sale or resale of the Securities and the Underlying Securities or otherwise, and has taken no action which would directly or indirectly violate Regulation M.
(xlvii)     Margin Requirements. None of the Transactions or the application of the proceeds of the Securities will violate or result in a violation of Section 7 of the Exchange Act (including, without limitation, Regulation T (12 C.F.R. Part 220), Regulation U (12 C.F.R. Part 221) or Regulation X (12 C.F.R. Part 224) of the Board of Governors of the Federal Reserve System).
(xlviii)     Investment Company Act. The Company has been advised of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Investment Company Act"); as of the date hereof and, after giving effect to the offering of the Securities and the use of proceeds of such offering, each of the Company and its subsidiaries is not and will not be, individually or on a consolidated basis, an "investment company" that is required to be registered under the Investment Company Act; and following the Closing Date and any Option Closing Date, the Company and its subsidiaries will conduct their businesses in a manner so as not to be required to register under the Investment Company Act.
(xlix)     No Brokers. Neither the Company nor any of its affiliates has engaged any broker, finder, commission agent or other person (other than the Underwriters) in connection with the offering of the Securities or any of the Transactions, and neither the Company nor any of its affiliates is under any obligation to pay any broker's fee or commission in connection with such Transactions (other than commissions or fees to the Underwriters).
(l)     No Restrictions on Payments of Dividends. Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there is no encumbrance or restriction on the ability of any subsidiary of the Company (x) to pay dividends or make other distributions on such subsidiary's capital stock or to pay any indebtedness to the Company or any other subsidiary of the Company, (y) to make loans or advances or pay any indebtedness to, or investments in, the Company or any other subsidiary or (z) to transfer any of its property or assets to the Company or any other subsidiary of the Company.
(li)     Sarbanes-Oxley. There is and has been no failure on the part of the Company and its subsidiaries or any of the officers and directors of the Company or any of its subsidiaries, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.
(lii)     Foreign Corrupt Practices Act. (i) None of the Company or its subsidiaries, or any director or officer thereof, or, to the Company's knowledge, any affiliate, employee, agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) ("Government Official") in order to influence official action in violation of any applicable anti-corruption laws, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures to promote compliance with such laws and with the representations and warranties contained herein; and (iii) neither the Company nor its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(liii)     Money Laundering. The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(liv)     OFAC. (A) None of the Company, any of its subsidiaries, or any director or officer thereof, or, to the Company's knowledge, any employee, agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity ("Person") that is, or is owned or controlled by one or more Persons that are:
(1)          the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), or
(2)          located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).
(B)  The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:
(1)          to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or
(2)          in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).
(C) For the past five years, the Company and its subsidiaries (1) have not knowingly engaged in any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction was the subject of Sanctions, and (2) are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is the subject of Sanctions.
(lv)     Related Party Transactions. No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, member, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the Securities Act to be disclosed in a registration statement on Form F-3 which is not so disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness for borrowed money by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members.
(lvi)     Lending Relationship. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank affiliate or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of the Underwriters.
(lvii)     Stamp Taxes. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Securities.
(lviii)     Listing. The shares of Common Stock are registered pursuant to Section 12b of the Exchange Act and are listed on the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the shares of Common Stock under the Exchange Act or delisting the shares of Common Stock from the NYSE. Except as described in the Company's periodic filings under the Exchange Act incorporated by reference in the Time of Sale Prospectus or the Prospectus, the Company has not received any notification that the

Commission or the NYSE is contemplating terminating such registration or listing.
(lix)     Lock-Ups. Each of the Company's directors, executive officers and principal shareholders has executed and delivered to the Representatives a lock-up agreement in the form of Exhibit A hereto (a "Lock-up Agreement"). Exhibit B hereto contains a true, complete and correct list of all directors, executive officers and principal shareholders of the Company. Each director, executive officer and shareholder who is required pursuant to this Agreement to execute and deliver a Lock-up Agreement is hereinafter referred to as a "Locked-up Person" and, collectively, "Locked-up Persons."
(lx)     Immunity from Jurisdiction. Neither the Company nor its subsidiaries nor any of their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States or the Islands of Bermuda.
(lxi)     PFIC Status. The Company was not a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the Code, for its most recently completed taxable year and, based on the Company's current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.
(lxii)     Other Affiliates. Other than the Subsidiaries, there is no entity or other person (i) of which a majority of the voting equity securities or other interests is owned, directly or indirectly, by the Company and (ii) which held more than 5% of the total assets of the Company on a consolidated basis as of December 31, 2017, excluding inter-company balances.
(lxiii)     Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the Time of Sale Prospectus or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.
(lxiv)     It is not necessary under the laws of the Bermuda (i) to enable the Underwriters to enforce their rights under this Agreement, to enable any holder of Securities or Underlying Securities to enforce their respective rights thereunder, provided that they are not otherwise engaged in business in the Bermuda, or (ii) solely by reason of the execution, delivery or consummation of this Agreement, for any of the Underwriters or any holder of Securities or Underlying Securities of the Company to be qualified or entitled to carry out business in Bermuda.
(lxv)     This Agreement is in proper form under the laws of the Bermuda for the enforcement thereof against the Company, and to ensure the legality, validity, enforceability or admissibility into evidence in Bermuda of this Agreement.
(lxvi)     The courts of Bermuda would recognize as a valid judgment any final monetary judgment obtained against the Company in the courts of the State of New York.
(lxvii)     Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the Bermuda. The irrevocable and unconditional waiver and agreement of the Company contained in Section 19 not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of the Bermuda.
(lxviii)     The choice of law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Bermuda and will be honored by the courts of Bermuda. The Company has the power to submit, and pursuant to Section 16 has, to the extent permitted by law, legally, validly, effectively and irrevocably submitted, to the jurisdiction of the Specified Courts (as defined in Section 19), and has the power to designate, appoint and empower, and pursuant to Section 19(b), has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any of the Specified Courts.
(b)          Each certificate signed by any officer of the Company or any of its subsidiaries, delivered to the Underwriters shall be deemed a representation and warranty by the Company or any such subsidiary (and not individually by such officer) to the Underwriters with respect to the matters covered thereby.
2.          Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective aggregate principal amount of Firm Securities set forth in Schedule I hereto opposite its name at a purchase price of 98.0% of the aggregate principal amount thereof (the "Purchase Price").
On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Securities, and the Underwriters shall have the right to purchase, severally and not jointly, up to $22,500,000 aggregate principal amount of Additional Securities at the Purchase Price plus accrued interest, if any, to the date of payment and delivery. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the aggregate principal amount of Additional Securities to be purchased by the Underwriters and the date on which such Additional Securities are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Securities nor later than ten business days after the date of such notice. Additional Securities may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments in connection with the offering of Firm Securities. On each day, if any, that Additional Securities are to be purchased (an "Option Closing Date"), each Underwriter agrees, severally and not jointly, to purchase the principal amount of Additional Securities (subject to such adjustments to eliminate denominations of less than $1,000 as you may determine) that bears the same proportion to the total principal amount of Additional Securities to be purchased on such Option Closing Date as the principal amount of Firm Securities set forth in Schedule I hereto opposite the name of such Underwriter bears to the total principal amount of Firm Securities.
3.          Terms of Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Securities are to be offered to the public initially at 100% of the aggregate principal amount of the Securities (the "Public Offering Price") and to certain dealers selected by you at a price that represents a concession not in excess of 1.2% of the aggregate principal amount of the Securities under the Public Offering Price.
4.          Payment and Delivery. Payment for the Firm Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Securities for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on April 23, 2018, or at such other time on the same or such other date, not later than April 30, 2018, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the "Closing Date."
Payment for any Additional Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Securities for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than June 7, 2018, as shall be designated in writing by you.
The Company shall deliver to the Underwriters one or more certificates representing the Firm Securities and Additional Securities, as the case may be, in definitive form, registered in such names and denominations as the Underwriters may request, against payment by the Underwriters of the purchase price set forth in this Section 4 above by immediately available federal funds bank wire transfer to such bank account or accounts as the Company shall designate to the Underwriters at least two business days prior to the Closing Date or the Option Closing Date, as the case may be. The certificates representing the Securities in definitive form shall be made available to the Underwriters for inspection at the New York City offices of Skadden, Arps, Slate, Meagher & Flom LLP (or such other place as shall be reasonably acceptable to you) not later than 10:00 a.m. New York City time on the business day immediately preceding the Closing Date and any Option Closing Date. Firm Securities or Additional Securities to be represented by one or more definitive global securities in book entry form will be deposited on the Closing Date or the Option Closing Date, as the case may be, by or on behalf of the Company, with The Depositary Trust Company ("DTC") or its designated custodian, and registered in the name of Cede & Co.
5.          Conditions to the Underwriters' Obligations. The obligations of the Company to sell the Securities to the Underwriters and the several obligations of the Underwriters to purchase and pay for the Securities on the Closing Date are subject to the condition that the Registration Statement shall have become effective as of the date hereof.
The several obligations of the Underwriters are subject to the following further conditions:
(a)          Subsequent to the execution and delivery of this Agreement and prior to the Closing Date and any Option Closing Date:
(i)          there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization," as such term is defined in Section 3(a)(62) of the Exchange Act; and
(ii)          there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.
(b)           The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect (i) set forth in Section 5(a)(ii) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date, (ii) that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date, (iii) since the date of the most recent financial statements in the Registration Statement, the Time of Sale Prospectus and the Prospectus (exclusive of any amendment or supplement thereto after the date hereof), other than as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus or contemplated hereby, neither the Company nor any subsidiary has incurred any liabilities or obligations, direct or contingent, not in the ordinary course of business that are material to the Company and its subsidiaries, taken as a whole, or entered into any transactions not in the ordinary course of business that are material to the business, condition (financial or otherwise) or results of operations or prospects of the Company and its subsidiaries, taken as a whole, and there has not been any change in the capital stock or long-term indebtedness of the Company or any subsidiary of the Company that is material to the business, condition (financial or otherwise) or results of operations or prospects of the Company and its subsidiaries, taken as a whole, and (iv) the sale of the Securities has not been enjoined (temporarily or permanently).
The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.
(c)          The Underwriters shall have received on the Closing Date an opinion of Seward & Kissel LLP, counsel for the Company, dated the Closing Date, in form satisfactory to counsel for the Underwriters.
(d)          The Underwriters shall have received on the Closing Date an opinion of MJM Limited, Hamilton, Bermuda, special counsel for the Company with respect to matters of Bermuda law, dated the Closing Date, in form satisfactory to counsel for the Underwriters.
(e)          The Underwriters shall have received on the Closing Date an opinion of each of: (i) Higgs & Johnson, special Bahamas counsel for the Company, (ii) K.C. Saveriades & Co. LLC, special Cyprus counsel for the Company, (iii) Ince & Co., special Hong Kong counsel for the Company, (iv) Seward & Kissel LLP, special Liberia counsel for the Company, (v) Refalo & Zammit Pace Advocates, special Malta counsel for the Company, (vi) Seward & Kissel LLP, special Marshall Islands counsel for the Company, (vii) Advokatfirmaet Wiersholm AS, special Norway counsel for the Company, and (viii) Arias, Fabrega & Fabrega, special Panama counsel to the Company, in each case in form satisfactory to counsel for the Underwriters.
(f)          The Underwriters shall have received on the Closing Date an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters, in form satisfactory to the Representatives covering such matters as are customarily covered in such opinions.
(g)          The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from MSPC Certified Public

Accountants and Advisors, P.C., independent public accountants of the Company, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a "cut-off date" not earlier than the date hereof.
(h)          Each Borrower shall have received from SFLC the number of Loaned Shares requested under each Borrowing Notice (as defined in the Share Lending Agreements) delivered pursuant to the Share Lending Agreement by the applicable deadline in the Share Lending Agreements to the extent such delivery was required on or prior to the Closing Date.
(i)          The "lock-up" agreements, each substantially in the form of Exhibit A hereto, between you and each Locked-up Person relating to sales and certain other dispositions of shares of Common Stock or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.
(j)          The Underwriters shall have received on the Closing Date such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Securities to be sold on the Closing Date and other matters related to the issuance of such Securities and the Underlying Securities.
(k)          The Company shall have filed the Prospectus with the Commission (including the information previously omitted from the Registration Statement pursuant to Rule 430B under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act; or the Company shall have filed a post-effective amendment to the Registration Statement containing the information previously omitted from the Registration Statement pursuant to such Rule 430B under the Securities Act, and such post-effective amendment shall have become effective.
(l)          No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the Commission.
(m)          If a filing has been made with FINRA, FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.
(n)          At the Closing Date, the Underlying Securities shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(o)          The several obligations of the Underwriters to purchase Additional Securities hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:
(i)          a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;
(ii)          an opinion of Seward & Kissel LLP, counsel for the Company, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;
(iii)          an opinion of MJM Limited, Hamilton, Bermuda, special counsel for the Company with respect to matters of Bermuda law, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;
(iv)          an opinion of each of (A) Higgs & Johnson, special Bahamas counsel for the Company, (B) K.C. Saveriades & Co. LLC, special Cyprus counsel for the Company, (C) Ince & Co., special Hong Kong counsel for the Company, (D) Seward & Kissel LLP, special Liberia counsel for the Company, (E)Refalo & Zammit Pace Advocates, special Malta counsel for the Company, (F) Seward & Kissel LLP, special Marshall Islands counsel for the Company, (G) Advokatfirmaet Wiersholm AS, special Norway counsel for the Company, and (H) Arias, Fabrega & Fabrega, special Panama counsel to the Company, in each case dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;
(v)          an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(f) hereof;
(vi)          a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from MSPC Certified Public Accountants and Advisors, P.C., independent public accountants of the Company, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(g) hereof; provided that the letter delivered on the Option Closing Date shall use a "cut-off date" not earlier than three business days prior to such Option Closing Date; and
(vii)          such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the

Additional Securities to be sold on such Option Closing Date and other matters related to the issuance of such Additional Securities.
All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.
6.          Covenants of the Company. The Company covenants with each Underwriter as follows:
(a)          To furnish to you, without charge, signed copies of the Registration Statement (including exhibits thereto and documents incorporated by reference) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto but including documents incorporated by reference) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
(b)          Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.
(c)          To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus without the Representatives' prior written consent, which consent shall not be unreasonably withheld; provided that the Representatives will be deemed to have consented to any free writing prospectuses listed on Schedule II hereto and any "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) under the Securities Act that has been reviewed by the Representatives. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, used by or referred to by the Company as such Underwriter may reasonably request.
(d)          Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.
(e)          If the Time of Sale Prospectus is being used to solicit offers to buy the Securities and the Underlying Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law; provided, however, that prior to filing amendments or supplements, the Company shall furnish to the Representatives for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amendments or supplements, and the Company shall not file, use or refer to any such amendment or supplements without the Representatives' prior written consent, which consent shall not be unreasonably withheld.
(f)          If, during such period after the first date of the public offering of the Securities and the Underlying Securities as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Securities may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.
(g)          To endeavor to qualify the Securities and the Underlying Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request. The Company will advise the Underwriters promptly of the suspension of any such exemption relating to the Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.
(h)          To make generally available to the Company's security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
(i)          Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs, expenses, fees and taxes incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, provided that fees payable by the Company pursuant to this clause (iv) shall not exceed $5,000, (v) all costs and expenses incident to listing the Underlying Securities on the New York Stock Exchange, (vi) the cost of printing certificates representing the Securities, (vii) the costs and charges of the Trustee, any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, and the travel and lodging expenses of the representatives and officers of the Company and any such consultants, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 8 entitled "Indemnity and Contribution" and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.
(j)          The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer, income, capital gains or other similar taxes or duties imposed under the laws of Bermuda or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Securities and the Underlying Securities, (iii) the sale and delivery of the Securities to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Securities by the Underwriters in the manner contemplated herein.
(k)          If requested by the Representatives, the Company shall cause to be prepared and delivered, at its expense, within one business day from the effective date of this Agreement, to the Representatives an "electronic Prospectus" to be used by the Underwriters in connection with the offering and sale of the Securities. As used herein, the term "electronic Prospectus" means a form of Time of Sale Prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to the Representatives, that may be transmitted electronically by the Representatives and the other Underwriters to offerees and purchasers of the Securities; (ii) it shall disclose the same information as the paper Time of Sale Prospectus, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the electronic Prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to the Representatives, that will allow investors to store and have continuously ready access to the Time of Sale Prospectus at any future time, without charge to investors (other than any fee charged for subscription to the Internet as a whole and for on-line time). The Company hereby confirms that it has included or will include in the Prospectus filed pursuant to the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") or otherwise with the Commission and in the Registration Statement at the time it was declared effective an undertaking that, upon receipt of a request by an investor or his or her representative, the Company shall transmit or cause to be transmitted promptly, without charge, a paper copy of the Time of Sale Prospectus.
(l)          The Company will comply with the Securities Act and the Exchange Act so as to permit the completion of the distribution of the Securities as contemplated by this Agreement, the Registration Statement, the Time of Sale Prospectus and the Prospectus. Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Securities or the Underlying Securities is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Commission and the NYSE all reports and documents required to be filed under the Exchange Act.
(m)          To use its best efforts to permit the Securities to be eligible for clearance and settlement through The Depositary Trust Company.
(n)          The company and its subsidiaries will conduct their business in a manner so as to not be required to register under the Investment Company Act.
(o)          The Company will not take, and will ensure that no affiliate of the Company will take, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Securities, the Underlying Securities, the Common Stock or any reference security with respect to the Common Stock, whether to facilitate the resale of the Securities or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M.
(p)          The Company will use its commercially reasonable efforts to effect and maintain the listing of the Common Stock on the NYSE. The Company will use its commercially reasonable efforts to effect and maintain its listing of the Underlying Securities on the NYSE for so long as any Underlying Securities are outstanding.
(q)          To use the proceeds of the offering of the Securities in the manner described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds."
(r)          To reserve and keep available at all times, free of preemptive rights, the full number of Underlying Securities issuable upon conversion of the Securities.
The Company also covenants with each Underwriter that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc. on behalf of the Underwriters, it will not, during the period ending 60 days after the date of the Prospectus (the "Restricted Period"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause 1 or 2 above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The foregoing sentence shall not apply to (a) the Securities to be sold hereunder, (b) effecting the transactions pursuant to the Share Lending Agreements, (c) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing, (d) the issuance of any shares of Common Stock or grant of options to purchase Common Stock pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus, or (e) the issuance of shares of Common Stock pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
7.          Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.
8.          Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, its directors, officers, employees and agents, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (including any "non-deal" road show prior to the launch of the offering of the Securities) (a "road show"), or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by or on behalf of such Underwriter through you expressly for use therein. The Company hereby acknowledges that the only information relating to any Underwriter furnished to the Company in writing by or on behalf of any Underwriter through you expressly for use therein are the statements set forth in the first paragraph under the caption "Underwriting – Underwriting Discounts and Expenses," in the second sentence under the caption "Underwriting – Listing" and in the first and second paragraphs under the caption "Underwriting – Price Stabilization, Short Positions and Penalty Bids" in the preliminary prospectus dated April 18, 2018 describing the Securities and the offering thereof and the Prospectus (the "Underwriter Information"). The indemnity agreement set forth in this

Section 8(a) shall be in addition to any liabilities that each Underwriter may otherwise have.
(b)          Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to the Underwriter Information.
(c)          In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the "indemnified party") shall as promptly as reasonably possible notify the person against whom such indemnity may be sought (the "indemnifying party") in writing; but the omission to so notify the indemnifying party (i) will not relieve such indemnifying party from any liability under Section 8(a) or (b) above unless and only to the extent it is materially prejudiced (through the forfeiture of substantive rights and defenses) as a proximate result thereof and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in Section 8(a) and (b) above. In case any such proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in such proceeding and, to the extent that it may elect, jointly with any other indemnifying party similarly notified by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the defendants in any such action include both the indemnified party and the indemnifying party, and the indemnified party shall have concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be one or more legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after receipt by the indemnifying party of notice of the institution of such action, then, in each such case, the indemnifying party shall not have the right to direct the defense of such action on behalf of such indemnified party or parties and such indemnified party or parties shall have the right to select separate counsel to defend such action on behalf of such indemnified party or parties at the expense of the indemnifying party. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and approval by such indemnified party of counsel appointed to defend such action, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses, other than reasonable costs of investigation, subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the immediately preceding sentence (it being understood, however, that in connection with such action the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (in addition to local counsel) in any one action or separate but substantially similar actions in the same jurisdiction arising out of the same general allegations or circumstances, designated by the Representatives in the case of parties indemnified pursuant to Section 8(a) or the Company in the case of parties indemnified pursuant to Section 8(b), representing the indemnified parties under such Section 8(a) or (b), as the case may be, who are parties to such action or actions), (ii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party or (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, which shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.
Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and other expenses as contemplated by the second, third and fourth sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party, in form and substance satisfactory to the indemnified party, from all liability on claims that are the subject matter of such proceeding, and (ii) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of the indemnified party.
(d)          To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Securities. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters (it being understood that the only information supplied by the Underwriters is the Underwriter Information) and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters' respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective principal amount of Securities they have purchased hereunder, and not joint.
(e)          The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
(f)          The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this

Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.
9.          Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the NYSE MKT, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade or other relevant exchanges, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or other relevant jurisdiction shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State or relevant foreign country authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.
10.          Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the aggregate principal amount of Firm Securities set forth opposite their respective names in Schedule I bears to the aggregate principal amount of Firm Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the aggregate principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such aggregate principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Securities and the aggregate principal amount of Firm Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Firm Securities to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Securities and the aggregate principal amount of Additional Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Additional Securities to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Securities to be sold on such Option Closing Date or (ii) purchase not less than the aggregate principal amount of Additional Securities that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
11.          Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Company and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Securities.
(b)          The Company acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arm's length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.
12.          Beneficiaries. This Agreement has been and is made solely for the benefit of and shall be binding upon the Company, the Underwriters and to the extent provided in

Section 8 hereof, the controlling persons, affiliates, officers, directors, partners, employees, representatives and agents referred to in Section 8 hereof and their respective heirs, executors, administrators, successors and assigns, all as and to the extent provided in this Agreement, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include a purchaser of any of the Securities from the Underwriters merely because of such purchase.
13.          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
14.          Assignment and Subcontractors. Neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto.
15.          Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
16.          Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
17.          Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
18.          Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to each of you in care of (a) Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department, (b) Jefferies LLC, 520 Madison Avenue, New York, NY 10022, and (c) Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Attention: General Counsel, facsimile number 1-646-291-1469, with a copy to: Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036-6522, Attention: Michael J. Zeidel, Esq. (or in any case to such other address as the person to be notified may have requested in writing); and if to the Company shall be delivered, mailed or sent to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer.

19.          Submission to Jurisdiction; Appointment of Agents for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York (the "Specified Courts") over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Registration Statement or the offering of the Securities (each, a "Related Proceeding"). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.
(b)          The Company hereby irrevocably appoints Seward & Kissel LLP, with offices at One Battery Park Plaza, New York, New York 10004 as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company's agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.
20.          Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

21.          Taxes. If any sum payable by the Company under this Agreement is subject to tax in the hands of an Underwriter or taken into account as a receipt in computing the taxable income of that Underwriter (excluding net income taxes on underwriting commissions payable hereunder), the sum payable to the Underwriter under this Agreement shall be increased to such sum as will ensure that the Underwriter shall be left with the sum it would have had in the absence of such tax.
22.          USA Patriot Act. The parties acknowledge that in accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

Very truly yours, SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Harald Gurvin
	Name:	Harald Gurvin
	Title:	Attorney-In-Fact

Accepted as of the date hereof
Morgan Stanley & Co. LLC
Jefferies LLC
 Citigroup Global Markets Inc.
Acting severally on behalf of themselves
and the several Underwriters named in
 Schedule I hereto.
By:  Morgan Stanley & Co. LLC

By:	/s/ Serkan Savasoglu
	Name:	Serkan Savasoglu
	Title:	Managing Director

By:  Jefferies LLC

By:	/s/ Todd Wilson
	Name:	Todd Wilson
	Title:	MD

By:  Citigroup Global Markets Inc.

By:	/s/ Christa T. Volpicelli
	Name:	Christa T. Volpicelli
	Title:	Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I
Underwriter	Principal Amount of Firm Securities To Be Purchased
Morgan Stanley & Co. LLC	$72,000,000
Jefferies LLC	$28,500,000
Citigroup Global Markets Inc.	$25,500,000
BTIG, LLC	$6,000,000
DNB Markets, Inc.	$6,000,000
Seaport Global Securities LLC	$6,000,000
ABN AMRO Securities (USA) LLC	$3,000,000
ING Financial Markets LLC	$3,000,000
Total:	$150,000,000

I-1

SCHEDULE II
Time of Sale Prospectus
Preliminary Prospectus dated April 18, 2018
Pricing Term Sheet, dated April 19, 2018, in the form attached hereto as Schedule IV
II-1

SCHEDULE III
OWNED VESSELS
Vessel	Flag

VLCCs

Front Ariake	Bahamas
Front Serenade	Liberia
Front Hakata	Bahamas
Front Stratus	Liberia
Front Falcon	Bahamas
Front Page	Liberia
Front Energy	Marshall Islands
Front Force	Marshall Islands

Suezmaxes

Glorycrown	Marshall Islands
Everbright	Marshall Islands

Chemical Tankers
Maria Victoria V	Panama
SC Guangzhou	Panama

Capesize Dry Bulk Carriers
Belgravia	Marshall Islands
Battersea	Marshall Islands
Golden Magnum	Hong Kong
Golden Beijing	Hong Kong
Golden Future	Hong Kong
Golden Zhejiang	Hong Kong
Golden Zhoushan	Hong Kong
KSL China	Marshall Islands
III-1

Vessel	Flag

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	Hong Kong
Min Sheng 1	Hong Kong

Handysize Dry Bulk Carriers
SFL Spey	Hong Kong
SFL Medway	Hong Kong
SFL Trent	Hong Kong
SFL Kent	Hong Kong
SFL Tyne (ex Western Australia)	Hong Kong
SFL Clyde (ex Western Houston)	Hong Kong
SFL Dee (ex Western Copenhagen)	Hong Kong

Supramax Dry Bulk Carriers
SFL Hudson	Marshall Islands
SFL Yukon	Hong Kong
SFL Sara	Hong Kong
SFL Kate	Hong Kong
SFL Humber	Hong Kong

Container Vessels
MSC Margarita	Liberia
MSC Vidhi	Liberia
MSC Vaishnavi R.	Liberia
MSC Julia R.	Liberia
MSC Arushi R.	Liberia
MSC Katya R. (ex Santa Rebecca)	Liberia
MSC Anisha R. (ex Santa Rafaela)	Liberia
MSC Vidisha R. (ex Santa Roberta)	Liberia
MSC Zlata R. (ex Santa Ricarda)	Liberia
SFL Europa	Marshall Islands
Heung-A Green	Malta
Green Ace	Malta

San Felipe	Marshall Islands
III-2

Vessel	Flag

San Felix	Marshall Islands
San Fernando	Marshall Islands
San Francisca	Marshall Islands
Maersk Sarat	Liberia
Maersk Skarstind	Liberia
Maersk Shivling	Liberia

Car Carriers
Glovis Composer	Hong Kong
Glovis Conductor	Panama

Jack-Up Drilling Rigs
Soehanah	Panama
West Linus	Norway

Ultra-Deepwater Drill Units
West Hercules	Panama
West Taurus	Panama

Offshore Support Vessels
Sea Leopard	Cyprus
Sea Cheetah	Cyprus
Sea Jaguar	Cyprus
Sea Halibut	Cyprus
Sea Pike	Cyprus

Product Tankers
SFL Trinity	Marshall Islands
SFL Sabine	Marshall Islands
III-3

Schedule IV
Pricing Term Sheet
Issuer Free Writing Prospectus
(Supplementing Preliminary Prospectus Supplement
Dated April 18, 2018 and Prospectus Dated September 26, 2016)
Filed Pursuant to Rule 433
 Registration Statement No. 333-213782
Pricing Term Sheet
Dated April 19, 2018
Ship Finance International Limited
$150,000,000 Aggregate Principal Amount of
 4.875% Convertible Senior Notes due 2023
This term sheet relates only to the notes referenced above ("notes") and should be read together with the preliminary prospectus supplement dated April 18, 2018 (the "preliminary prospectus supplement"), including the documents incorporated by reference therein, and the accompanying prospectus dated September 26, 2016, before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.
Issuer:	Ship Finance International Limited, a Bermuda exempted company
Ticker/Exchange:	SFL / New York Stock Exchange
Trade Date:	April 19, 2018
Settlement Date:	April 23, 2018
NYSE Last Reported Sale Price on April 18, 2018:	$14.85 per share
Conversion Premium	Approximately 27.5% above the NYSE Last Reported Sale Price on April 18, 2018
Initial Conversion Price:	Approximately $18.93 per common share

Initial Conversion Rate:	52.8157 common shares per $1,000 aggregate principal amount of notes
Title of Securities:	4.875% Convertible Senior Notes due 2023 (the "notes")
Aggregate Principal Amount Offered:	$150,000,000 aggregate principal amount of notes (or $172,500,000 if the underwriters exercise their option to purchase additional notes in full)
Price to Public:	100%, plus accrued interest, if any, from April 23, 2018
Underwriting Discounts and Commissions:	2.0%
Use of Proceeds:
The Issuer estimates that the proceeds from this offering will be approximately $146.7 million, after deducting the underwriters' discount and estimated fees and expenses payable by the Issuer.
The Issuer intends to use the net proceeds from this offering for general corporate purposes, including working capital. The Issuer continuously evaluates potential transactions that it believes will be accretive to earnings, enhance shareholder value or are in the best interests of the Issuer. Any funds received may be used by the Issuer for any corporate purposes, which may include the pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of its operations, repayment of existing debt, share repurchases, short term investments or other uses.
See "Risk Factors – Risks Related to the Notes and our Common Shares – We have not identified any specific use of the net proceeds of this offering of the notes" and "Use of Proceeds" in the preliminary prospectus supplement.

Maturity:
May 1, 2023, unless earlier converted, redeemed or repurchased. At maturity, the Issuer will pay the principal amount per note plus accrued and unpaid interest in whole in cash, or in part in cash and in part in common shares, at its election, as described in the preliminary prospectus supplement.

Annual Interest Rate:	4.875%
Interest Payment Dates	Interest will accrue from April 23, 2018 or from the most

and Record Dates:
recent date on which interest has been paid or provided for, and will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2018, to holders of record at the close of business on the preceding January 15, April 15, July 15 and October 15, respectively.

CUSIP Number:	824689 AG8
ISIN Number:	US824689AG86
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Jefferies LLC Citigroup Global Markets Inc.
Co-Managers:	DNB Markets, Inc., Seaport Global Securities LLC, BTIG, LLC, ABN AMRO Securities (USA) LLC and ING Financial Markets LLC
Adjustment to Shares Delivered upon Conversion upon a Make- Whole Fundamental Change:
The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of notes for each stock price and effective date set forth below in certain circumstances in connection with a "make-whole fundamental change" (as defined in the preliminary prospectus supplement):

Stock Price Effective Date	$14.85	$16.00	$17.50	$18.93	$20.00	$25.00	$30.00	$40.00	$50.00	$150.00
April 23, 2018	14.5243	12.8381	11.2383	10.1220	9.4580	7.3704	6.0703	4.4450	3.4578	0.7605
May 1, 2019	14.5243	11.3494	9.6537	8.5462	7.9220	6.1012	5.0177	3.6705	2.8540	0.6313
May 1, 2020	14.5243	10.0044	8.0640	6.8996	6.2970	4.7528	3.9037	2.8528	2.2172	0.4942
May 1, 2021	14.5243	9.8726	6.4754	5.1347	4.5260	3.2940	2.7033	1.9738	1.5330	0.3442
May 1, 2022	14.5243	9.7364	4.9651	3.1722	2.5210	1.7112	1.4053	1.0248	0.7956	0.1799
May 1, 2023	14.5243	9.6843	4.3271	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:
•
If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•
If the stock price is greater than $150.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•
If the stock price is less than $14.85 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 67.3400 shares per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under "Description of Notes—Conversion Rights— Conversion Rate Adjustments" in the preliminary prospectus supplement.
Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the common shares.
The Issuer has filed a registration statement, as well as the preliminary prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC that are incorporated by reference into the preliminary prospectus supplement and accompanying prospectus for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022 or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at +1 800 831 9146.
This pricing term sheet does not contain a complete description of the notes or the notes offering. It should be read together with the preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.

EXHIBIT A
[FORM OF LOCK-UP LETTER]
April 19, 2018
Morgan Stanley & Co. LLC
Jefferies LLC
 Citigroup Global Markets Inc.
c/o Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036
Ladies and Gentlemen:
The undersigned understands that Morgan Stanley & Co. LLC ("Morgan Stanley") proposes to enter into an Underwriting Agreement (the "Underwriting Agreement") with Ship Finance International Limited, a Bermuda exempted company (the "Company"), providing for the public offering (the "Public Offering") by the several Underwriters, including Morgan Stanley, Jefferies LLC and Citigroup Global Markets Inc. (the "Underwriters"), of $150,000,000 aggregate principal amount of 4.875% Convertibles Senior Notes due 2023 of the Company (the "Securities"). The Securities will be convertible into shares, par value U.S. $0.01 per share, of the Company (the "Common Stock").
To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley, Jefferies LLC and Citigroup Global Markets Inc. on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 60 days after the date of the final prospectus (the "Restricted Period") relating to the Public Offering (the "Prospectus"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period, (d) the exercise, conversion or forfeiture or exchange of shares of Common Stock pursuant to awards made under the Company's long term incentive plans, (e) pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Company's shares of Common Stock involving a change of control of the Company, provided that in the event that such tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Common Stock shall remain subject to the provisions of this letter agreement, or (f), with respect to SFL Capital II Ltd., effecting the transactions pursuant to the Share Lending Agreements. For purposes of this Lock-Up Agreements, "change of control" means the consummation of any bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley, Jefferies LLC and Citigroup Global Markets Inc. on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's shares of Common Stock except in compliance with the foregoing restrictions.
The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.
Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement shall be null and void and shall have no further force or effect if the Public Offering fails to close on or before April 27, 2018.
Very truly yours,

(Name)

(Address)

EXHIBIT B
List of Persons and Entities Subject to Lock-up
Kate Blankenship
Paul Leand
Herald Thorstein
Bert Bekker
Gary Vogel
Ole B. Hjertaker
Herald Gurvin
Hemen Holding Ltd.
Farahead Investment Inc.
SFL Capital II Ltd.

B-1